UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into Omnibus Amendment

On January 23, 2026, Blue Gold Limited (the “Company”) entered into an omnibus amendment (the “Amendment”) to amend (i) the Securities Purchase Agreement dated August 29, 2025, entered into by and between the Company and the investor named therein (the “Purchase Agreement”); (ii) the senior convertible note dated September 3, 2025, in the original principal amount of $3,804,348 (the “First Note”) issued to the investor; (iii) a subsequent senior convertible note dated November 12, 2025, in the original principal amount of $1,630,435 (the “Second Note,” and together with the First Note, the “Existing Notes”) issued to the investor; (iv) a warrant to purchase 150,709 Class A ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), dated as of September 3, 2025, issued to the investor in connection with the Existing Notes (the “First Warrant”), and (v) a warrant to purchase 64,590 Ordinary Shares dated as of November 12, 2025, issued to the investor in connection with the Existing Notes (the “Second Warrant,” and together with the First Warrant, the “Existing Warrants”).

The Amendment modifies the Purchase Agreement to add a new covenant limiting the investor’s ability to sell conversion shares or warrant shares, effective beginning in January 2026, subject to the absence of any events of default, as detailed in the Existing Notes and the January Note (defined below). The Amendment restricts daily sales to the greater of (i) ten percent (10%) of the aggregate daily trading volume of the Ordinary Shares on the principal market and (ii) $10,000 per trading day through February 15, 2026 and $40,000 per trading day thereafter.

The Amendment also revises the conversion price mechanics in the Existing Notes such that the conversion price is now fixed at $3.00 through February 15, 2026, and thereafter equals the lower of 93% of the lowest VWAP during the three trading days preceding a conversion notice (subject to a $0.50 floor price) and $10.00, in each case as adjusted for customary equity events. The events of default were modified to clarify that a failure to pay principal, make-whole amounts, interest, late charges or other amounts (other than installment amounts) when due constitutes an event of default within a ten trading day cure period applicable solely to unpaid interest and late charges. Further, the Amendment revises the Existing Notes to provide the investor with a five trading day election period following receipt of a Company optional redemption notice to convert all or any portion of the conversion amount, with any conversion amount reducing the applicable redemption amount. In addition, the installment payment provisions were revised to require cash payment of installment amounts only on installment dates on or prior to January 1, 2026 (unless converted), and to eliminate installment payment obligations on installment dates after January 1, 2026 other than the maturity date.

Additionally, the Amendment amends the exercise price in the Existing Warrants to $0.01.

Issuance of Senior Convertible Note and Warrant

Concurrently with the Amendment, on January 23, 2026, the Company issued to the investor (i) a senior convertible note in the principal amount of $1,630,435 (the “January Note”); and (ii) a warrant to purchase 64,590 Ordinary Shares (the “January Warrant”).

The January Note matures on January 23, 2027. The January Note is convertible into Ordinary Shares (such shares, the “Note Shares”) pursuant to the same conversion mechanics of the Existing Notes. The January Note is in the same form of the Existing Notes and contains the same terms and conditions, including certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The January Note contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the January Note, existence of an invalidity or unenforceability under any of the Transaction Documents (as defined in the January Note), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

The January Warrant is exercisable for up to an aggregate of 64,590 Ordinary Shares (the “January Warrant Shares”) at a price of $0.01 per share (the “January Warrant Exercise Price”). The January Warrant may be exercised during the period commencing January 23, 2026 and ending January 23, 2031. The January Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Ordinary Shares and the like.

Pursuant to the terms of the January Note and the January Warrant, the Company shall not effect a conversion of any portion of the January Note or an exercise of the January Warrant, to the extent that after giving effect to such conversion or exercise, as applicable, the investor would beneficially own in excess of 4.99% (or, at the option of the investor, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

The January Note, the January Note Shares, the January Warrant, and the January Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and the January Note and January Warrant were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The January Note, the January Note Shares, the January Warrant and the January Warrant Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

The foregoing summary of the Amendment, the January Note, and the January Warrant does not purport to be complete and is qualified in its entirety by reference to the Amendment, January Note and the January Warrant, which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibits 4.1 and 4.2 and 10.1 respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Warrant issued by the Company to the investor, dated January 23, 2026
4.2	Senior Convertible Note issued by the Company to the investor, dated January 23, 2026
10.1	Omnibus Amendment by and between the Company and the investor, dated January 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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